Exhibit 99.119

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

Date of Report: November 12, 2025

This management’s discussion and analysis (“MD&A”) for Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”) is intended to help the reader understand the significant factors that have affected Elemental Altus and its subsidiaries’ performance, as well as factors that may affect its future performance.

The information contained in this MD&A for the three and nine months ended September 30, 2025 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the same period together with the audited consolidated financial statements for the year ended December 31, 2024. The information contained within this MD&A is as of November 12, 2025.

The referenced unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. All figures are expressed in US dollars, the Company’s presentation and functional currency, unless otherwise indicated. Additional information is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

Contents

1.	DESCRIPTION OF THE BUSINESS	3

2.	OVERALL PERFORMANCE	4

3.	ROYALTY PORTFOLIO	8

4.	PRINCIPAL ROYALTIES	9

5.	DISCUSSION OF OPERATIONS	12

6.	SUMMARY OF QUARTERLY RESULTS	14

7.	LIQUIDITY AND CAPITAL RESOURCES	15

8.	BORROWINGS	15

9.	NON-IFRS MEASURES	16

10.	FINANCING ACTIVITIES	18

11.	OFF-BALANCE SHEET ARRANGEMENTS	18

12.	ACCOUNTING STANDARDS RECENTLY ADOPTED	19

13.	RELATED PARTY TRANSACTIONS	19

14.	FINANCIAL INSTRUMENTS	20

15.	OUTSTANDING SHARE DATA	22

16.	RISKS & UNCERTAINTIES	22

17.	FORWARD-LOOKING STATEMENTS	23

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

1.	DESCRIPTION OF THE BUSINESS

Elemental Altus is a TSX Venture Exchange (“TSX-V”) listed precious metals royalty company focused on acquiring royalties and streams over producing, or near producing, assets from established operators and counterparties.

The Company’s gold-focused royalty portfolio includes several top-tier operators and is diversified by jurisdiction, serving to reduce operating risk to the Company and to the individual investor. By relying on advanced assets, the Company is able to minimize funding and development risks that are outside Elemental Altus’ control. Elemental Altus focuses on acquiring royalty assets located in multiple mining jurisdictions to seek to mitigate the risks of political instability and policy changes.

The Company’s common shares are listed on the TSX-V under the symbol “ELE” and the OTCQX under the symbol “ELEMF”.

The Company’s current portfolio includes nine producing royalties spread across six jurisdictions as well as nearly seventy other royalty interests. This portfolio represents a stable current revenue profile with organic opportunities to increase future revenue. The Company benefits from strong shareholder support from its material investor, Tether Investments S.A. de C.V. (“Tether”), and from other institutional investors.

On September 4, 2025, the Company entered into a definitive arrangement agreement whereby Elemental Altus will acquire all of the issued and outstanding common shares of EMX Royalty Corporation (“EMX”) pursuant to a court-approved plan of arrangement (“EMX Merger”). The Merged Company (the “Merged Company”) will continue under the new name Elemental Royalty Corp. Refer to note 14.

In addition, the Company has submitted a registration statement to the United States Securities and Exchange Commission (“SEC”) to list its common shares on the Nasdaq under the proposed ticker symbol “ELE”. The listing remains subject to SEC and other applicable regulatory approvals.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

2.	OVERALL PERFORMANCE

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Total revenue	6,863	3,725	27,596	10,804
Adjusted revenue*	8,216	4,825	31,974	14,773
Cash flows from operations	4,014	1,708	19,608	5,423
Adjusted cash flows from operations*	5,030	2,818	22,734	3,982
Total net profit / (loss)	1,373	630	4,981	(498)
Adjusted EBITDA*	6,190	3,702	26,445	10,342

	2025	2024	2025	2024
	GEO	GEO	GEO	GEO
Total attributable Gold Equivalent Ounces (“GEO”)	2,362	1,941	10,136	6,436

* See the “Non-IFRS Measures” section of this MD&A.

Highlights and key developments

•	On February 21, 2025, the Company repaid the remaining outstanding loan principal of $3 million, fully settling its debt. As of the date of this report, the Company has no outstanding borrowings and has access to its undrawn $50 million facility.

•	From Q1 2025, the Korali-Sud gold royalty has commenced generating revenue. The Company holds a 3% Net Smelter Return (“NSR”) royalty on the first 226,000 ounces of gold produced from the Diba deposit and an uncapped 2% NSR thereafter. In addition to the royalty income, the agreement includes a series of production-based milestone payments.

•	In April 2025, the Company received total proceeds of AUD $15.4 million from its Ming gold stream receivable, which consisted of a cash payment of AUD $7.5 million and an equity interest valued at AUD $7.9 million in Firefly Metals Ltd. The Company subsequently sold its equity interest for AUD $7.6 million.

•	In July 2025, the Company paid the second tranche of $1.5 million to Cornish Metals Inc. as part of the acquisition of an uncapped 4% NSR over the Mactung Tungsten Project. The Company initially paid $3.0 million in August 2024.

•	In August 2025, Arizona Sonoran Copper Company Inc. (“Arizona Sonoran”) has exercised their rights to buyback 0.14% NSR of the Cactus Project Royalty, for a cash consideration of $1.9 million. The Company initially acquired a 0.68% NSR royalty over the Cactus Project. Following the completion of the buyback, the Company retains a 0.54% NSR royalty interest in the project.

•	On September 1, 2025, the Company entered into an agreement to acquire the Laverton royalty for a total cash consideration of A$80 million (approximately $52 million). An initial cash payment of $2.7 million has been made, with the remaining balance payable upon completion of the transaction, which is expected to occur in the fourth quarter of 2025.

The royalty comprises an uncapped 2% Gross Revenue Royalty (“GRR”) over Genesis Minerals’ Focus Laverton Project and on Brightstar’s producing Jasper Hills Project, in western Australia.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

•	On September 1, 2025, the Company acquired the Dugbe royalty for an initial cash consideration of $16.5 million. The royalty comprises an uncapped 2.0% net smelter return (NSR) royalty over the 3.3 million ounce Measured and Indicated Resources at 1.3g/t gold at the Dugbe Project, which increases to 2.5% under certain production and gold price conditions.

In addition, the agreement provides for a contingent cash consideration of up to $3.5 million, payable upon the earlier occurrence of any of the following events:

–	$700,000 upon the commencement of project construction; and

–	$2,800,000 upon the commencement of commercial production; or,

–	A cumulative 150,000 ounces of royalty-linked gold production at Dugbe

The contingent consideration will be recognised as a liability when it becomes probable that an outflow of economic resources will be required to settle the obligation.

Subsequent to September 30, 2025

•	EMX Merger

On September 4, 2025, the Company entered into a definitive arrangement agreement whereby Elemental Altus will acquire all of the issued and outstanding common shares of EMX pursuant to a court-approved plan of arrangement (“EMX Merger”). The Merged Company (the “Merged Company”) will continue under the new name Elemental Royalty Corp.

Concurrently with and in support of the Transaction, Tether and Elemental Altus have entered into a subscription agreement dated September 4, 2025 pursuant to which, among other things, Tether has agreed to purchase approximately 7.5 million Elemental Altus Shares at a price of C$18.38 per share for aggregate gross proceeds of $100 million (the “Tether Concurrent Financing”).

Terms of the transaction

Pursuant to the terms and conditions of the Arrangement Agreement, EMX shareholders will receive 0.2822 Elemental Altus Shares for each EMX Share held immediately prior to the Effective Time.

Upon completion of the Transaction, including the Tether Concurrent Financing, existing Elemental Altus and former EMX shareholders are expected to own approximately 51% and 49% of the Merged Company, respectively, on a basic basis.

The completion of the Transaction is subject to approval of the EMX shareholders, Elemental Altus shareholders for the Transaction and the Tether Concurrent Financing, TSX Venture Exchange, regulatory and court approvals and other customary closing conditions for Transactions of this nature. As of this date of this report, Elemental Altus and EMX shareholders have both approved the Transaction and Tether Concurrent Financing.

Subsequent to the reporting period, Tether increased its ownership interest in the Company to approximately 52% of the issued and outstanding common shares, thereby becoming the ultimate parent company of the Group.

•	Nasdaq Listing

The Company has submitted a registration statement to the United States Securities and Exchange Commission (“SEC”) to list its common shares on the Nasdaq under the proposed ticker symbol “ELE”. The listing remains subject to SEC and other applicable regulatory approvals.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

Revenue & GEO Performance

The following table summarizes the Company’s revenue from royalty interests during the three and nine months ended September 30, 2025 and 2024. Adjusted revenue also includes accrued royalty revenue from equity investments for the same periods (see Section 9 – Non-IFRS Measures).

	Three months ended September 30,		Nine months ended September 30,
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Revenue from royalties
Amancaya	-	20	-	120
Ballarat	622	114	1,709	404
Bonikro	2,578	1,228	8,000	3,023
Karlawinda	2,131	1,226	6,158	3,709
Korali-Sud	1,047	-	10,208	-
Mercedes	220	290	724	773
Mount Monger	10	-	23	-
Mount Pleasant	98	100	266	260
SKO	157	84	508	257
Wahgnion	-	663	-	1,928
Total revenue	6,863	3,725	27,596	10,474
Royalty revenue from equity investments
Other income	-	-	-	330
Caserones[1]	1,353	1,100	4,378	3,969
Adjusted revenue[2]	8,216	4,825	31,974	14,773

(1)	The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 24.4% equity interest as at September 30, 2025.

(2)	See the “Non-IFRS Measures” section of this MD&A.

The following table summarizes the Company’s GEOs from royalty interests during the three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Amancaya	-	8	-	55
Ballarat	179	46	530	172
Bonikro	741	494	2,482	1,308
Karlawinda	613	494	1,915	1,615
Korali-Sud	301	-	3,372	-
Mercedes	63	117	226	337
Mount Monger	3	-	7	-
Mount Pleasant	28	40	82	113
SKO	45	33	160	112
Wahgnion	-	267	-	842
Total GEOs from royalty interests	1,973	1,499	8,774	4,554

Other income	-	-	-	140
Caserones[1]	389	442	1,362	1,742
Total GEOs[1]	2,362	1,941	10,136	6,436

(1) See the “Non-IFRS Measures” section of this MD&A.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

2025 Guidance

Elemental Altus is on track to meet the midpoint of record guidance of 11,600 to 13,200 GEOs, translating to increased record adjusted revenue $42 million, at the midpoint, based on a Q4 2025 average gold price of US$4,000/oz. Production has been weighted towards the first half of the year, driven by first gold sales from the Korali-Sud royalty.

This guidance represents a 38% increase in GEOs and 94% year-on-year increase in adjusted revenue at the mid-point of guidance, with full exposure to higher gold prices.

As disclosed in section 4 (“Wahgnion”) of this MD&A, Wahgnion revenue has not been recognized for Q1, Q2 and Q3 2025 as the quarterly royalty statements have not yet been provided by Wahgnion management. Royalty revenue earned in Q1, Q2 and Q3 2025 will be recognised in a subsequent reporting period once the royalty statement is received.

The Company remains on track to meet its 2025 guidance range even in the event that revenue from Wahgnion is not recognised in 2025.

The Company is in communication with Wahgnion’s management and external auditors and expects royalty statements and payment to be received in full.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

3.	ROYALTY PORTFOLIO

Elemental Altus’ focus is on securing royalties over high-quality precious metals assets with established operators. As at September 30, 2025, the Company owns over seventy royalties. Elemental Altus has nine royalties that are currently paying, including five in Australia, two in Chile, and one each in Burkina Faso, Côte d’Ivoire and Mexico. The following table lists the producing and notable development royalty that Elemental Altus currently owns either directly, or indirectly through its subsidiaries and associates as at the date of this report. Royalty Type means either a net smelter return (NSR), gross revenue royalty (GRR), net profit interest (NPI), or royalty per production ounce.

Project	Operator	Location	Commodity	Stage	Royalty Type
Ballarat	Victory Minerals Pty Ltd	Australia	Gold	Production	2.5% NSR
Bonikro	Allied Gold Corp.	Côte d’Ivoire	Gold	Production	4.5% NSR
Cactus	Arizona Sonoran Copper Company	USA	Copper	Feasibility	0.54% NSR
Caserones[1]	Lundin Mining Corp.	Chile	Copper	Production	0.473% NSR
Dugbe	Pasofino Gold Ltd	Liberia	Gold	Feasibility	2-2.5% NSR
Karlawinda	Capricorn Metals Ltd	Australia	Gold	Production	2% NSR
Korali-Sud	Allied Gold Corp.	Mali	Gold	Production	3% NSR
Laverton	Genesis Minerals Ltd	Australia	Gold	Feasibility	2% GRR
Mercedes	Bear Creek Mining Corp.	Mexico	Gold, Silver	Production	1% NSR
Mt. Pleasant	Zijin Mining Group	Australia	Gold	Production	5% NPI or A$10/oz
Pickle Crow	FireFly Metals Ltd	Canada	Gold	Feasibility	2.25% NSR
South Kalgoorlie	Northern Star Resources Ltd	Australia	Gold	Production	A$10/oz
Wahgnion	Société de Participation Minière du Burkina	Burkina Faso	Gold	Production	1% NSR

(1)	The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 24.4% equity interest as at September 30, 2025.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

4.	PRINCIPAL ROYALTIES

Karlawinda

Location:	Western Australia
Commodity:	Gold
Operator:	Capricorn Metals Ltd. (ASX:CMM) (“Capricorn”)
Royalty:	2% NSR royalty

Update

●	Q3 2025 gold production from Karlawinda was 32,318 ounces (Q3 2024: 25,559 ounces), reflecting ongoing mining productivity and fresh rock recovery improvements,

●	The Karlawinda Expansion Project siteworks commenced during Q3.

●	Mining production rates continue at the required level for the expansion, which once commissioned, is expected to increase gold production to 150,000 ounces per annum; with excess lower grade ore currently being stockpiled for the larger processing plant

●	Elemental Altus’ uncapped 2% NSR royalty will provide up to approximately 3,000 GEOs annually based on the higher production rate

●	Karlawinda’s mine life remains one approaching 10 years with further potential to increase Reserves and Resources from within the Royalty Area, and an Ore Reserve Estimate update is expected in H1 2026 reflecting ongoing Resource definition drilling

Caserones

Location:	Chile
Commodity:	Copper
Operator:	Lundin Mining Corp. (TSX:LUN) (“Lundin Mining”)
Royalty:	0.473% NSR royalty (held through associate company, SLM California)

Update

●	In Q3 2025, the Company accrued adjusted royalty revenue of $1.35 million (Q3 2024: $1.1 million), based on reported sales of 29,290 tonnes of copper

●	Adjusted royalty revenue in Q3 2025 was lower than expected due to a copper concentrate shipment deferred from September to October, which will be reflected in Q4 2025 results

●	Copper production guidance increased to 127-133kt for 2025, driven by higher head grades and strong cathode production in Q3 2025, expected to continue into Q4 2025

●	During Q3 2025, exploration drilling continued at the Caserones pit targeting deep high-grade copper breccias, with additional drilling completed at Angelica, targeting primary copper sulphides, including a breccia zone, beneath the existing Angelica oxide deposit

●	This exploration provides the potential for both nearer term additional leachable ore at Angelica; and further extensions to the Caserones pit concentrate mine life with higher grade breccia zones at depth drawing the pit deeper, capturing lower grade material surrounding them.

Bonikro

Location:	Cote d’Ivoire
Commodity:	Gold
Operator:	Allied Gold Corp. (TSX:AAUC) (“Allied”)
Royalty:	Up to 4.5% NSR royalty, capped at 560,000 ounces

Update

●	Royalty attributable sales in Q3 2025 was 19,957 ounces (Q3 2024: 24,461 ounces) due to the majority of production being sourced from royalty linked areas

●	Bonikro remained on plan in the quarter, benefiting from mine sequencing into higher-grade zones and stable plant performance

●	Stripping at Pushback 5 is expected to expose higher-grade materials in Q4 2025, 2026, and 2027

●	There are approximately 360,000 payable ounces remaining until the royalty cap is reached

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

Korali-Sud (Diba)

Location:	Mali
Commodity:	Gold
Operator:	Allied Gold Corp. (TSX:AAUC) (“Allied”)
Royalty:	3% NSR royalty, stepping down to 2% after first 226koz

Update

●	Q3 2025 gold sales from Korali-Sud was 10,627 ounces (Q3 2024: nil)

●	2025 revenue has been heavily weighted towards H1 2025, with slightly lower revenue generated in Q3 2025 and only very minor revenue expected Q4 2025 as mining at Korali-Sud winds down

●	Approximately 108,000 ounces of attributable production from the Diba deposit are remaining at the higher 3% NSR royalty rate

Wahgnion

Location:	Burkina Faso
Commodity:	Gold
Operator:	Burkina Faso
Royalty:	1% NSR royalty

Update:

●	The Wahgnion mine is currently undergoing an external audit, during which royalty payments to royalty holders have been temporarily paused and no Q1, Q2 and Q3 2025 royalty statements have been provided

●	The Company received all royalty statements from Wahgnion management for the 2024 financial year and received payment for the first two quarters of 2024, but has not yet received payment for the second half of 2024. In addition, the Company has not yet received the royalty statements for Q1, Q2 and Q3 2025 and therefore, the Company has not yet received the necessary information to support the recognition of royalty income for 2025. Royalty revenue earned in 2025 will be recognised in a subsequent reporting period once the royalty statement is received. As at September 30, 2025, the accrued income balance includes $1.1 million in post-tax royalty receivables from Wahgnion

●	The Company is in communication with Wahgnion’s management and external auditors and expects royalty statements and payment to be received in full

Cactus

Location:	USA
Commodity:	Copper
Operator:	Arizona Sonoran Copper Company (TSX:ASCU) (“Arizona Sonoran”)
Royalty:	0.54% NSR royalty

Update

●	In H2 2024 Arizona Sonoran announced the results of an NI 43-101 Preliminary Economic Assessment updating the Pre-Feasibility Study on its Cactus Project, outlining a conceptual open- pit operation targeting 232 million pounds average annual copper cathode production over the first 20 years of operation. Expected production of approximately 103,000 tonnes of annual copper cathodes per annum over the first 10 years of mining

●	Arizona Sonoran also announced an updated Mineral Resource Estimate for the Cactus Project, reporting 11 billion pounds of contained copper in the Measured and Indicated Category, driven by a conversion drilling program completed at the Parks/Salyer deposit

●	In August 2025, Arizona Sonoran exercised their rights to buyback 0.14% NSR of the Cactus Project Royalty, for a cash consideration of $1.9 million as expected. The Company initially acquired a 0.68% NSR royalty over the Cactus Project. Following the completion of the buyback, the Company retains a 0.54% NSR royalty interest in the project

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

Mercedes

Location:	Mexico
Commodity:	Gold & silver
Operator:	Bear Creek Mining Corporation (TSX-V:BCM) (“Bear Creek”)
Royalty:	1% NSR royalty

Update

●	Q3 2025 gold production from Mercedes was 6,065 ounces (Q3 2024: 10,751 ounces)

●	Mercedes has transitioned to narrow vein mining techniques to reduce dilution and improve profitability

Ballarat

Location:	Victoria, Australia
Commodity:	Gold
Operator:	Victory Minerals Pty Ltd
Royalty:	2.5% NSR royalty, capped at A$50m in royalty payments

Update

●	Q3 2025 gold sales from Ballarat was 7,107 ounces (Q3 2024: 4,294 ounces)

●	Tailings Storage Facility 4 has been approved, providing a pathway to over 10 years of production

●	There is approximately A$25.5 million remaining until the royalty cap is reached

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

5.	DISCUSSION OF OPERATIONS

The discussion of operations relates to the Company’s three and nine months ended September 30, 2025 and 2024.

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Total revenue	6,863	3,725	27,596	10,804
Depletion of royalty interests	(2,449)	(1,561)	(11,452)	(4,826)
Share of profit of associates	542	426	1,594	1,581
General and administrative expenses	(2,150)	(1,331)	(5,557)	(4,697)
Project evaluation expenses	211	(51)	(225)	(150)
Merger related expenses	(843)	-	(843)	(400)
Share-based compensation expense	(678)	(321)	(1,991)	(1,020)
Interest income	239	41	344	133
Interest and financing expenses	(103)	(406)	(338)	(1,641)
Fair value loss on investments	6	34	(20)	9
Foreign exchange gain / (loss)	(45)	59	95	(33)
Other income	172	152	328	440
Tax expense	(315)	(309)	(2,666)	(1,017)
(Loss) / gain on disposal	(77)	126	(1,884)	373
Net loss on discontinued operations	-	46	-	(54)
Net profit / (loss) for the period	1,373	630	4,981	(498)
Adjusted operating cash flows(1)	5,030	2,818	22,734	5,423
Adjusted revenue(1)	8,216	4,825	31,974	14,773
Adjusted depletion(1)	(2,892)	(1,916)	(12,659)	(5,975)
Adjusted EBITDA(1)	6,190	3,702	26,445	10,342

(1)	See Non-IFRS Measures in section 9.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

Nine months ended September 30, 2025

Adjusted total revenue has increased to $31.97 million (2024: $14.77 million), reflecting a year-on-year improvement primarily attributable to the commencement of royalty payments from Korali-Sud, which contributed $10.21 million, and the higher gold prices during the period.

Depletion of royalty interests has increased to $11.45 million (2024: $4.83 million), due to the commencement of production at the Korali-Sud project and the recognition of associated revenue during the year. This contributed to a higher overall production output from the Group’s revenue-generating royalty portfolio. Adjusted depletion increased to $12.66 million (2024: $5.98 million).

General and administrative expenses increased to $5.56 million (2024: $4.70 million), reflecting the additional expense incurred from the legal and advisory costs associated corporate investment activities.

Project evaluation expenses of $0.23 million (2024: $0.15 million) have increased across the period. Project evaluation expenses are incurred in the process of assessing and evaluating opportunities for the Company.

Merger related expenses are the cost incurred from legal and advisory work relating to the EMX merger.

Share-based compensation increased to $1.99 million (2024: $1.02 million) due to further new issues of share options and restricted share options to the Company’s directors and employees in 2025 compared to 2024.

Interest and finance expenses decreased to $0.34 million (2024: $1.64 million). This movement is a result of the Company fully paying down its debt in Q1 2025, reducing the drawn down amount to $nil (2024: $20 million).

Tax expense for the year has increased to $2.67 million (2024: $1.02 million). The tax balance is comprised of corporate tax, withholding tax recognized on royalties and on cross-border intercompany loans, which have increased in the period.

The Company recorded a net profit of $4.98 million for the nine months ended September 30, 2025, compared to a net loss of $0.5 million for the nine months ended September 30, 2024. The increase in net profit is due to a combination of factors, as discussed above.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

6.	SUMMARY OF QUARTERLY RESULTS

The following is selected financial data of the Company for the last eight quarters ending with the most recently completed quarter, being the three months ended September 30, 2025.

	THREE MONTHS ENDED
	September 30,	June 30,	March 31,	December 31,
	2025	2025	2025	2024
	$’000	$’000	$’000	$’000
Total revenue	6,863	9,094	11,639	5,519
Adjusted revenue[1]	8,216	10,497	13,261	6,827
Total net profit	1,373	160	3,448	134
Total net profit per share – basic and diluted	0.20	0.00	0.02	0.00
Total assets	209,573	206,467	205,064	204,167

	THREE MONTHS ENDED
	September 30,	June 30,	March 31,	December 31,
	2024	2024	2024	2023
	$’000	$’000	$’000	$’000
Total revenue	3,725	3,752	3,327	3,960
Adjusted revenue[1]	4,825	5,201	4,747	5,649
Total net (loss) / profit	630	(114)	(1,014)	2,178
Total net loss / profit per share – basic and diluted	0.00	(0.00)	(0.01)	0.02
Total assets	179,159	178,258	182,999	188,922

[1]	See Non-IFRS Measures in section 9.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

7.	LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2025, the Company’s cash balance was $14.54 million (December 31, 2024: $4.45 million) with working capital of $21.38 million (December 31, 2024: $17.74 million).

During the nine months ending September 30, 2025, the Company’s operating activities generated $19.61 million (2024: generated $2.26 million), while its investing activities used $8.93 million (2024: generated $3.96 million) and its financing activities used $0.69 million (2024: used $11.49 million).

The Company had no commitments other than contingency and deferred payment to fund its royalties other than a contingent A$0.4 million payment on a portion of the Mount Pleasant gold royalty in Australia. At September 30, 2025, there had been no decision made to mine this portion of Mount Pleasant and therefore the contingent payment is not due.

On September 1, 2025, the Company entered into an agreement to acquire the Laverton royalty for a total cash consideration of A$80 million (approximately $52 million). An initial cash payment of $2.7 million has been made, with the remaining balance payable upon completion of the transaction, which is expected to occur in the fourth quarter of 2025.

The Company’s aggregate operating, investing and financing activities during the period plus a FX gain of $0.10 million on revaluation of cash balances resulted in an increase in its cash balance of $10.08 million (2024: $8.60 million decrease).

Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves and access to capital with its credit facility to meet future working capital requirements and discretionary business development opportunities.

8.	BORROWINGS

The Company has a $50 million revolving credit facility (the “Facility”), with National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada. Depending on the company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. As at September 30, 2025 and December 31, 2024, the Company certified that it was in compliance with the terms of the covenants.

Subsequent to the end of the reporting period, Tether increased its ownership interest in the Company to approximately 52% of the issued and outstanding common shares. Prior to this change of control, the Company obtained a waiver from its lending syndicate extending to December 31, 2025, provided that the Facility remains undrawn and Tether’s ownership interest is reduced below 50% prior to that date.

On February 21, 2025, the Company repaid the remaining loan principal of $3 million, fully settling the outstanding debt.

As at September 30, 2025 the drawn down balance (loan principal) was $nil (December 31, 2024: $3 million).

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

9.	NON-IFRS MEASURES

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of adjusted EBITDA for three and nine months ended September 30, 2025 and 2024:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Net profit / (loss) from continuing operations	1,373	584	4,981	(444)
Project evaluation expenses	(211)	51	225	150
Merger related expenses	843	-	843	400
Interest income	(239)	(41)	(344)	(133)
Interest and finance expenses	103	406	338	1,641
Adjusted tax expense[1]	680	625	3,848	2,115
Adjusted depletion[1]	2,892	1,916	12,659	5,975
Fair value loss on investments	(6)	(34)	20	(9)
Share-based compensation expense	678	321	1,991	1,020
Loss / (gain) on disposal	77	(126)	1,884	(373)
Adjusted EBITDA	6,190	3,702	26,445	10,342

1 See Adjusted revenue, depletion and tax expense below.

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Adjusted revenue, depletion, tax expense and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Total revenue	6,863	3,725	27,596	10,804
Revenue from Caserones	1,353	1,100	4,378	3,969
Adjusted revenue	8,216	4,825	31,974	14,773
Depletion of royalty	(2,449)	(1,561)	(11,452)	(4,826)
Depletion of Caserones	(443)	(355)	(1,207)	(1,149)
Adjusted depletion	(2,892)	(1,916)	(12,659)	(5,975)
Tax expense	(315)	(309)	(2,666)	(1,017)
Tax charge relating to Caserones	(365)	(316)	(1,182)	(1,098)
Adjusted tax expense	(680)	(625)	(3,848)	(2,115)
Cash flow from operating activities	4,014	1,708	19,608	2,261
Dividends received from Caserones	1,016	1,110	3,126	3,162
Adjusted cash flow from operating activities	5,030	2,818	22,734	5,423

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025

(Expressed in US Dollars, unless otherwise indicated)

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

10.	FINANCING ACTIVITIES

On September 16, 2025, Elemental Altus consolidated its shares on the basis of ten pre-consolidation common shares for one post-consolidation common share (the “Share Consolidation”).

The exercise or conversion price and/or the number of common shares issuable upon the exercise or deemed exercise of Company’s currently outstanding stock options and restricted share units have been proportionately adjusted to reflect the Share Consolidation.

11.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

12.	ACCOUNTING STANDARDS RECENTLY ADOPTED

New accounting standards effective in 2025

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2025.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (“SPPI”) criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management- defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

These standards are not expected to have a material impact on the Company’s current or future reporting periods.

13.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the three and nine months ended September 30, 2025 and 2024 is as follows:

	Three months ended		Nine months ended
	September 30		September 30,
	2025	2024	2025	2024
	$’000	$’000	$’000	$’000
Salary, fees, pension and professional fees	583	547	1,585	1,282
Share-based compensation	505	223	1,369	696
Total	1088	770	2,954	1,978

Amounts due from related parties at September 30, 2025 of $0.36 million (December 31, 2024: $0.36 million) consists of a receivable from Akh Gold Ltd, in which the Company holds a 19.9% equity interest.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, investments, accounts receivable and other, accounts payable and accrued liabilities and borrowings which are all measured at amortized cost except for investments which are measured at fair value through profit or loss.

Discussions of risks associated with financial assets and liabilities are detailed below:

Market risk

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodities price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold and copper are the drivers of the Company’s profitability. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign currency risk

Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Sterling, Australian Dollar, Canadian Dollar and US Dollar, and West African Franc and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest-bearing financial assets and liabilities that the Company uses. Treasury activities are managed using procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest- bearing liabilities comprise the loan drawn under the revolving credit facility with NBC and CIBC which bears interest at a rate of SOFR plus 2.50% - 3.75% per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. To mitigate its exposure to credit risk, the Company closely monitors its financial assets.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

Fair values

It is the Board’s opinion that the carrying values of the cash and cash equivalents, other receivables, all trade and other payables in the condensed interim consolidated statement of financial position approximate their fair values due to their short-term nature. Investments are carried at fair value, which is a Level 1 and Level 2 valuations.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and in the risk characteristics of underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

15.	OUTSTANDING SHARE DATA

Common shares

As at the date of this MD&A, the Company had 24,767,141 common shares issued and outstanding.

Stock Options and Performance Share Units

The following is a summary of Elemental Altus’ issued and outstanding stock options and PSUs at the date of this MD&A:

Type	Expiry Date	Exercise Price		Number Outstanding	Number Exercisable
Stock options
	December 20, 2027	C$	14.0	559,500	559,500
	February 28, 2029	C$	11.5	298,000	298,000
	October 1, 2029	C$	13.1	60,000	30,000
	February 27, 2030	C$	12.6	445,587	222,793
	July 31, 2030	C$	16.0	78,285	15,625
Altus replacement options
	February 9, 2027	C$	17.0	106,029	106,029
Restricted Share Units (“RSUs”)
	February 28, 2029		-	130,000	43,333
	October 1, 2029		-	24,100	-
	February 27, 2030		-	57,000	-
	July 31, 2030		-	36,000	-
Total stock options, Altus replacement options and RSUs				1,794,501	1,275,280

16.	RISKS & UNCERTAINTIES

For detailed risks and uncertainties, refer to the Annual Information Form (“AIF”) dated August 18, 2025, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

17.	FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company's financial guidance, outlook, the completion of mine expansion under construction phases, and the results of exploration and timing thereof, at the mines or properties that the Company holds an interest in, future royalty payments relating to royalties and streams the Company holds an interest in, and refinancing of the debt. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk and Uncertainties” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations, interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict including the impact of the war in Ukraine and USA tariffs, which has affected energy and food prices, global pandemics,, and the spread of other viruses or pathogens; influence of macroeconomic developments, which have also affected energy and food supplies; business opportunities that become available, or are pursued; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Elemental Altus. The Company assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2025
(Expressed in US Dollars, unless otherwise indicated)

Qualified Person:

Richard Evans, FAusIMM, is Senior Vice President Technical of Elemental Altus. Richard Evans is a qualified person under NI 43-101, and he has reviewed and approved the scientific and technical disclosure contained in this document.